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April 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel

Re: Variable Insurance Products Fund III (the "Trust")

Balanced Portfolio
Dynamic Capital Appreciation Portfolio
Growth & Income Portfolio
Growth Opportunities Portfolio
Growth Strategies Portfolio
Mid Cap Portfolio
Value Strategies Portfolio (the "Funds")

File Nos. 033-54837 and 811-07205

Post-Effective Amendment No. 42

Dear Ms. Samuel:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 42 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson